UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding

22 April 2003


RNS

The London Stock Exchange

Old Broad Street

London EC2N 1HP



Dear Sirs


Pearson plc - Notification of Directors' Interests

Pearson operates the Annual Bonus Share Matching Plan (the "Plan") whereby executive directors and certain senior executives are able to elect to invest up to half of their annual bonus in ordinary shares in the Company ("shares"). The participant is then entitled to receive, after tax thereon, one additional share free of charge for every share left in trust for five years (or half that number of additional shares after three years). Entitlement to the additional shares is dependent on Pearson satisfying a corporate performance target and will normally be lost if the participant leaves Pearson's employment.

The directors named below have informed the Company on 17 April 2003 that they have purchased shares in order to participate in the Plan in respect of annual bonuses for 2002. The purchase price for all of these shares was 546p per share.



Director                 Shares        Resultant         Percentage
                      Purchased          Holding            Holding

J C Makinson              7,326           36,659           0.00457%

D C M Bell                3,663           54,602           0.00681%

R A Fairhead              9,062            9,622           0.00120%




Yours faithfully


Stephen Jones

Deputy Secretary


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 22 April 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary